Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER

AND FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2020

Buenos Aires, Argentina, March 9, 2021 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the fourth quarter (the “Quarter”) and the fiscal year (the “Fiscal Year”) that ended on December 31, 2020.

Beginning with the fiscal year that started on January 1, 2020, Grupo Financiero Galicia S.A. (“GFG” or “Grupo Financiero Galicia”) has applied certain restatement criteria established by IAS 29 “Financial Information in Hyperinflationary Economies,” and the expected credit loss model, in accordance with Communication “A” 6847 of the Argentine Central Bank, which includes item 5.5 “Impairment” of IFRS 9 “Financial Instruments.” For comparative purposes, the information corresponding to the 2019 fiscal year has been adjusted in accordance with the abovementioned standards, unless otherwise indicated.

The information presented in this report has been restated in homogeneous currency, as of December 2020, unless otherwise indicated.

HIGHLIGHTS

•

Comprehensive income attributable to Grupo Financiero Galicia for the Fiscal Year amounted to Ps.25,329 million, 15% lower than the Ps.29,857 million recorded in the same period of the prior fiscal year. Net income attributable to GFG amounted to Ps.26,439 million, 11% lower than the Ps.29,767 million recorded in the 2019 fiscal year. The profit per share for the Fiscal Year amounted to Ps.17.92, as compared to Ps.20.86 per share recorded for the 2019 fiscal year.

•

The result of the Fiscal Year were mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or “the Bank”), for Ps.22,210 million; in Tarjetas Regionales S.A. (“Tarjetas Regionales”), for Ps.1,810 million; in Sudamericana Holding S.A. (“Sudamericana Holding”), for Ps.1,128 million; and in Galicia Administradora de Fondos S.A. (“GAF”), for Ps.1,122 million, and were increased by a net operating income of Ps.653 million, partially offset by the results from the net monetary position of Ps.386 million and by personnel and administrative expenses of Ps.303 million.

•

Comprehensive income attributable to GFG for the Quarter amounted to Ps.3,243 million, 26% higher than the Ps.2,572 million recorded in the same quarter of the 2019 fiscal year. Net income attributable to Grupo Financiero Galicia amounted to Ps.3,107 million, 133% higher than the Ps.1,331 million recorded in the fourth quarter of the prior fiscal year. Net profit per share for the Quarter amounted to Ps.2.11, as compared to Ps.0.93 per share recorded for the same quarter of the 2019 fiscal year.

Bruno Folino CFO - Grupo Financiero Galicia www.gfgsa.com	Pablo Firvida IRO - Grupo Financiero Galicia Tel.: (54-11) 6329-4881 inversores@gfgsa.com	Conference Call March 10, 2021 11:00 am eastern time Call-in number: +1 323-289-6576 Conference ID: 5208598

•

The result of the Quarter were mainly attributable to the income derived from GFG’s interests in Banco Galicia, for Ps.2,707 million; in GAF, for Ps.272 million; in Tarjetas Regionales, for Ps.152 million; and in Sudamericana Holding, for Ps.42 million, and were increased by a net operating income of Ps.336 million, partially offset by personnel and administrative expenses of Ps.127 million and by the loss from the net monetary position of Ps.85 million.

•

The Bank’s market share of loans to the private sector was 13.03%, increasing 153 basis points (“bp”) as compared to December 31, 2019. Market share for deposits from the private sector was 10.07%, increasing 15 bp from the fourth quarter of the prior fiscal year.

•

As of December 31, 2020, the minimum capital requirement amounted to Ps.56,069 million, increasing Ps.18,407 million (49%), and computable capital was Ps.157,061 million, increasing Ps.76,276 million (94%), in each case as compared to the figures recorded as of the end of 2019. The excess of computable capital over the minimum capital requirement amounted to Ps.100,992 million, and the total capital ratio was 22.92%.

CONSOLIDATED INFORMATION

Consolidated Financial Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Financial Information
Assets	1,057,950	1,056,083	935,353	—	13
Net loans and other financing	531,581	510,761	494,268	4	8
Deposits	676,396	684,642	536,033	(1)	26
Shareholders’ equity attributable to GFG	179,860	172,494	152,301	4	18
Shares outstanding (in thousands of shares) (1)	1,474,692	1,426,765	1,426,765	3	3
Book value per share (in pesos)	121.94	120.88	106.73	106	1,521
Net income attributable to GFG	3,107	6,068	1,331	(49)	133
Net income per share (in pesos)	2.11	4.25	0.93	(214)	118

(1)	10 ordinary shares = 1 ADS. Includes shares to be issued in connection with the merger-spin-off with Regional Cards.

Selected Ratios	2020		2019	Variation (bp)		Fiscal Year
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19	2020	2019
Return (1) on average assets (2)	1.16	2.30	0.50	(114)	66	2.57	2.76
Return (1) on average shareholders’ equity (2)	7.04	14.02	3.59	(698)	345	15.81	20.23
Financial Margin (2) (3)	17.71	18.09	21.50	(38)	(379)	19.15	17.99
Efficiency ratio (4)	58.61	49.08	70.34	953	(1,173)	47.60	53.86
Total capital ratio (5)	22.16	22.91	17.53	(75)	463
Non-performing loans / Loans to private sector	1.39	2.72	5.45	(133)	(406)
Allowance for loan losses / Loans to private sector	6.60	7.33	6.78	(73)	(18)
Allowance for loan losses / Non-accrual loans	474.59	269.72	124.35	20,487	35,024
Non-accrual portfolio with guarantees to non-accrual portfolio	18.71	18.90	13.29	(19)	542
Cost of Risk(6)	4.68	4.83	3.55	(15)	113	6.29	5.00

(1)	Net income attributable to GFG.
(2)	Annualized.
(3)

Net interest income, plus net result from financial instruments, plus results from the disposal of assets, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income, plus the result from the net monetary position.

(5)	Banco Galicia consolidated with Tarjetas Regionales.
(6)	Includes provisions for unused balances of overdrafts and credit cards.

Market Indicators	2020		2019	Variation
In pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Market price					(bp)
Shares – BYMA	125.75	105.90	121.60	1,985	415
ADS – NASDAQ (in US$)	8.74	7,24	16.23	150	(749)
Price BYMA / book value	1.03	0.88	1.14	15	(11)

Average daily volume (in thousands of shares)					(%)
BYMA	2,196	3,264	1,590	(33)	38
NASDAQ (1)	8,282	14,643	13,412	(43)	(38)

Market share (%)					(bp)
Banco Galicia
Loans to the private sector	13.03	12.74	11.50	29	153
Deposits from the private sector	10.07	10.15	9.92	(8)	15
Galicia Administradora de Fondos S.A.	9.97	10.61	9.60	(64)	37

(1)	Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

GRUPO FINANCIERO GALICIA

RESULTS FOR THE FISCAL YEAR

Income Statement In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Results from Equity Investments	26,620	29,789	(11)

Banco de Galicia y Buenos Aires S.A.U.	22,210	27,896	(20)
Tarjetas Regionales S.A.(1)	1,810	746	143
Galicia Administradora de Fondos S.A.	1,122	302	272
Sudamericana Holding S.A.	1,128	667	69
Other subsidiaries	350	178	97
Net operating income	653	728	(10)
Administrative expenses	(303)	(278)	9
Other operating income and expenses	(8)	(24)	(67)
Results from the net monetary position	(386)	(444)	(13)
Income tax	(137)	(4)	3,325

Net income attributable to GFG	26,439	29,767	(11)

Other comprehensive income(2)	(1,110)	90	(1,333)

Comprehensive income attributable to GFG	25,329	29,857	(15)

(1)	Beginning on September 1, 2020, 100% of the results from Tarjetas Regionales correspond to GFG.
(2)	Net of income tax.

Net income attributable to GFG for the Fiscal Year amounted to Ps.26,439 million, which represented a 2.57% annualized return on average assets and a 15.81% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits realized from GFG’s interests in Banco Galicia, for Ps.22,210 million; in Tarjetas Regionales, for Ps.1,810 million; in Sudamericana Holding, for Ps.1,128 million; and in GAF, for Ps.1,122 million.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Results from Equity Investments	3,059	6,167	1,349	(50)	127

Banco de Galicia y Buenos Aires S.A.U.	2,707	4,982	212	(46)	1,177
Tarjetas Regionales S.A.(1)	152	328	987	(54)	85
Galicia Administradora de Fondos S.A.	272	382	(13)	(29)	(2,192)
Sudamericana Holding S.A.	42	304	52	(86)	(19)
Other subsidiaries	(114)	171	111	(167)	203
Net operating income	336	138	91	143	269
Administrative expenses	(127)	(50)	(47)	154	170
Other operating income and expenses	(1)	(5)	(2)	(80)	(50)
Results from the net monetary position	(85)	(149)	(62)	(43)	37
Income tax	(75)	(33)	2	127	(3,850)

Net income attributable to GFG	3,107	6,068	1,331	(49)	133

Other comprehensive income(2)	136	(685)	1,241	(120)	89

Comprehensive income attributable to GFG	3,243	5,383	2,572	(40)	26

(1)	Beginning on September 1, 2020, 100% of the results from Tarjetas Regionales correspond to GFG.
(2)	Net of income tax.

Net income attributable to GFG for the Quarter amounted to Ps.3,107 million, which represented a 1.16% annualized return on average assets and a 7.04% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits realized from GFG’s interests in Banco Galicia, for Ps.2,707 million; in Galicia Administradora de Fondos, for Ps.272 million; in Tarjetas Regionales, for Ps.152 million; and in Sudamericana Holding, for Ps.42 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Assets
Cash and due from banks	175,423	159,082	177,866	10	(1)
Debt securities	155,420	203,043	89,431	(23)	74
Net loans and other financing	531,581	510,761	494,268	4	8
Other financial assets	117,216	109,783	102,766	7	14
Equity investments in subsidiaries, associates, and joint businesses	89	50	—	78	N/A
Property, bank premises, equipment	43,731	44,073	44,877	(1)	(3)
Intangible assets	14,469	14,565	11,835	(1)	22
Other assets	19,992	14,671	14,257	36	40
Assets available for sale	29	55	53	(47)	(45)

Total assets	1,057,950	1,056,083	935,353	—	13

Liabilities
Deposits	676,396	684,642	536,034	(1)	26
Financing from financial entities	13,833	10,573	30,936	31	(55)
Other financial liabilities	97,528	86,929	100,289	12	(3)
Notes	17,074	19,712	39,809	(13)	(57)
Subordinated notes	21,654	21,374	21,101	1	3
Other liabilities	51,605	56,223	50,943	(8)	1

Total liabilities	878,090	879,453	779,112	—	13

Shareholders’ equity attributable to third parties	—	4,136	3,940	(100)	(100)
Shareholders’ equity attributable to GFG	179,860	172,494	152,301	4	18

Total shareholders’ equity	179,860	176,630	156,241	2	15

Income Statement for the Fiscal Year In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Net interest income	76.633	47.417	62
Interest income	166.808	177.671	(6)
Interest related expenses	(90.175)	(130.254)	(31)
Net fee income	36.557	38.233	(4)
Fee income	46.475	47.847	(3)
Fee related expenses	(9.918)	(9.614)	3
Net results from financial instruments	68.726	96.318	(29)
Results from the disposal of assets	(1.274)	299	(526)
Gold and foreign currency quotation differences	7.047	11.832	(40)
Other operating income	22.323	27.095	(18)
Underwriting income from insurance business	5.502	4.932	12
Loan loss provisions	(30.936)	(25.079)	23

Net operating income	184.578	201.047	(8)

Personnel expenses	(31.825)	(33.285)	(4)
Administrative expenses	(31.372)	(33.106)	(5)
Depreciations and devaluations of assets	(8.284)	(6.895)	20
Other operating expenses	(34.488)	(38.479)	(10)

Operating income	78.609	89.282	(12)

Results from the net monetary position	(30.773)	(38.805)	(21)
Results from associates and joint businesses	(125)	—	N/A
Income tax	(20.933)	(20.557)	2

Net income	26.778	29.920	(11)

Net income attributable to third parties	339	153	122
Net income attributable to GFG	26.439	29.767	(11)
Other comprehensive income(1)	(1.110)	90	(1.333)

Total comprehensive income	25.668	30.010	(14)

Comprehensive income attributable to third parties	339	153	122
Comprehensive income attributable to GFG	25.329	29.857	(15)

(1)	Net of income tax.

Income Statement for the Quarter	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Net interest income	17,513	15,156	20,758	16	(16)
Interest income	41,866	38,011	46,557	10	(10)
Interest related expenses	(24,353)	(22,855)	(25,799)	7	(6)
Net fee income	9,019	9,718	9,085	(7)	(1)
Fee income	11,821	12,194	11,674	(3)	1
Fee related expenses	(2,802)	(2,476)	(2,589)	13	8
Net results from financial instruments	16,193	18,391	11,665	(12)	39
Results from the disposal of assets	(724)	290	211	(350)	(443)
Gold and foreign currency quotation differences	1,946	2,644	4,947	(26)	(61)
Other operating income	4,854	4,927	3,424	(1)	42
Underwriting income from insurance business	1,441	1,423	1,162	1	24
Loan loss provisions	(11,935)	(6,310)	(5,133)	89	133

Net operating income	38,307	46,239	46,119	(17)	(17)

Personnel expenses	(8,068)	(8,261)	(9,237)	(2)	(13)
Administrative expenses	(7,476)	(7,861)	(10,153)	(5)	(26)
Depreciations and devaluations of assets	(2,340)	(2,025)	(1,870)	16	25
Other operating expenses	(1,531)	(8,462)	(8,702)	(82)	(82)

Operating income	18,892	19,630	16,157	(4)	17

Results from the net monetary position	(11,397)	(7,561)	(10,801)	51	6
Results from associates and joint businesses	(125)	—	—	—	N/A
Income tax	(4,264)	(5,933)	(3,823)	(28)	12

Net income	3,106	6,136	1,533	(49)	103

Net income attributable to third parties	(1)	68	202	(101)	100
Net income attributable to GFG	3,107	6,068	1,331	(49)	133
Other comprehensive income(1)	136	(685)	1,241	(120)	89

Total comprehensive income	3,242	5,451	2,774	(41)	17

Comprehensive income attributable to third parties	(1)	68	202	(101)	100
Comprehensive income attributable to GFG	3,243	5,383	2,572	(40)	26

(1)	Net of income tax.

Additional Information	2020		2019
	4Q	3Q	2Q	1Q	4Q
Employees	9,271	9,408	9,516	9,549	9,718

Banco Galicia	5,764	5,842	5,971	6,040	6,118
Tarjetas Regionales	3,049	3,110	3,099	3,075	3,151
Galicia Administradora de Fondos	24	25	25	27	27
Sudamericana Holding	368	385	376	376	395
Other subsidiaries	66	46	45	31	27

Branches and other points of sales	509	510	511	517	528

Banco Galicia	326	326	326	326	326
Tarjetas Regionales S.A.	183	184	185	191	202

Deposit Accounts at Banco Galicia (in thousands)	6,180	6,148	5,812	5,427	5,279

Credit Cards (in thousands)	13,688	13,490	13,472	13,428	13,544

Banco Galicia	5,075	5,009	5,096	5,032	4,986
Tarjetas Regionales S.A.	8,613	8,481	8,376	8,396	8,558

GAF’s assets under management (millions of pesos)	192,412	203,381	184,108	154,492	111,294

Inflation, exchange rate and interest rates
Consumer price index(1)	385.8826	346.6207	321.9738	305.5515	283.4442
Consumer price index(1) (%)	11.33	7.65	5.37	7,80	11.72
Wholesale price index (IPIM) (%)	13.83	11.76	2.69	3,62	13.22

Acquisition value unit (UVA)	64.32	58.52	55.06	51,62	47.16
Exchange rate (Ps./US$)(2)	84.15	76.18	70.46	64,47	59.90

Badlar (%, quarterly averages)(3)	32.52	29.64	24.42	33,25	48.06

(1)	Consumer price index published by the Argentine National Institute of Statistics (INDEC)
(2)	Reference exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

BANCO GALICIA

HIGHLIGHTS

•

Net income for the Fiscal Year amounted to Ps.22,210 million, Ps.5,686 million (20%) lower than the figure recorded in the 2019 fiscal year, mainly due to a decrease in net operating income (13%) as a consequence of lower net results from financial instruments (29%), which was offset by a higher net interest income (81%).

•

Net income for the Quarter amounted to Ps.2,707 million, Ps.2,495 million (1,177%) higher than the figure recorded in the same quarter of the 2019 fiscal year, mainly due to a Ps.7,944 million (114%) lower in other operating expenses and a Ps.2,946 million (37%) lower in administrative expenses, which was partially offset by a Ps.9,138 million (26%) lower net operating income.

•

Net operating income for the Quarter amounted to Ps.26,024 million, Ps.9,138 million lower than the Ps.35,162 million recorded in the fourth quarter of the 2019 fiscal year, mainly as a consequence of an increase in loan loss provisions and a decrease in net interest income, offset by an increase in net income from financial instruments.

•

The credit exposure to the private sector reached Ps.487,618 million for the Quarter, up 3% from Ps.475,491 million recorded in the fourth quarter of the 2019 fiscal year, and deposits reached Ps.678,103 million, up 25% from Ps.541,621 million. As of December 31, 2020, the Bank’s estimated market share of loans to the private sector was 13.03%, while its estimated market share of deposits from the private sector was 10.07%.

•

The non-accrual loan portfolio represented 1.27% of total financing to the private sector, recording a decrease of 288 bp from the 4.15% recorded at the end of the same quarter of the prior fiscal year, while its coverage with allowances for loan losses reached 501.45%.

RESULTS FOR THE FISCAL YEAR

Income Statement In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Net interest income	58,834	32,442	81
Net fee income	20,980	21,850	(4)
Net results from financial instruments	65,391	92,303	(29)
Results from the disposal of assets	(1,274)	299	(526)
Gold and foreign currency quotation differences	6,025	11,299	(47)
Other operating income	17,173	21,988	(22)
Loan-loss provisions	(27,053)	(18,273)	48

Net operating income	140,076	161,908	(13)

Personnel expenses	(22,090)	(24,304)	(9)
Administrative expenses	(21,429)	(23,885)	(10)
Depreciations and devaluations of assets	(6,117)	(5,022)	22
Other operating expenses	(26,718)	(31,704)	(16)

Operating income	63,722	76,993	(17)

Results from the net monetary position	(23,903)	(29,443)	(19)
Results from associates and joint businesses	30	67	(55)
Income tax	(17,639)	(19,721)	(11)

Net Income	22,210	27,896	(20)

Other comprehensive income (loss)(1)	(1,120)	117	(1,057)

Total comprehensive income	21,090	28,013	(25)

(1)	Net of income tax.

Profitability and Efficiency	2020	2019	Variation ( bp)
Percentages, except otherwise noted	3Q	4Q	vs 4Q19
Return (1) on average assets	2.33	2.78	(45)
Return (1) on average shareholders’ equity	16,09	23.10	(701)
Financial margin(1)(2)	21.08	26.37	(529)
Efficiency ratio (3)	42.85	46.77	(392)

(1)	Annualized.
(2)

Net interest income, plus net result from financial instruments, plus results from the disposal of assets, plus foreign currency quotation differences, plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income, plus the result from the net monetary position.

During the Fiscal Year, net income amounted to Ps.22.210 million, Ps.5,686 million (20%) lower than the Ps.27,896 million profit recorded during the previous fiscal year, which represented a 2.33% return on average assets and a 16.09% return on average shareholders’ equity.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Net interest income	12,361	11,261	17,127	10	(28)
Net fee income	4,894	5,555	5,203	(12)	(6)
Net results from financial instruments	15,781	17,338	10,713	(9)	47
Results from the disposal of assets	(724)	290	211	(350)	(443)
Gold and foreign currency quotation differences	1,524	2,510	4,706	(39)	(68)
Other operating income	3,684	3,802	2,714	(3)	36
Loan-loss provisions	(11,496)	(5,732)	(5,512)	101	109

Net operating income	26,024	35,024	35,162	(26)	(26)

Personnel expenses	(5,075)	(5,952)	(6,846)	(15)	(26)
Administrative expenses	(4,917)	(5,087)	(7,863)	(3)	(37)
Depreciations and devaluations of assets	(1,746)	(1,487)	(1,326)	17	32
Other operating expenses	999	(6,660)	(6,945)	(115)	(114)

Operating income	15,285	15,838	12,182	(3)	25

Results from the net monetary position	(9,010)	(5,824)	(8,317)	55	8
Results from associates and joint businesses	(121)	36	14	(436)	(964)
Income tax	(3,447)	(5,068)	(3,667)	(32)	(6)

Net Income	2,707	4,982	212	(46)	1,177

Other comprehensive income (loss)(1)	152	(695)	1,204	(122)	(87)

Total comprehensive income	2,859	4,287	1,416	(33)	102

(1)	Net of income tax.

Profitability and Efficiency	2020		2019	Variation ( bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Return (1) on average assets	1.08	2.00	0.10	(92)	98
Return (1) on average shareholders’ equity	7.86	13.68	0.65	(582)	721
Financial margin(1)(2)	16.74	16.98	21.79	(24)	(505)
Efficiency ratio (3)	52.15	44.55	63.65	760	(1,150)

(1)	Annualized.
(2)

Net interest income, plus net result from financial instruments, plus results from the disposal of assets, plus foreign currency quotation differences, plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, net income amounted to Ps.2,707 million, Ps.2,495 million (1,177%) higher than the Ps.212 million recorded during the same quarter of the previous fiscal year. This result was primarily a consequence of decreases of Ps.7,944 million (114%) in operating expenses and of Ps.2,946 million (37%) in administrative expenses, offset by a Ps.9,138 million (26%) lower net operating income.

Net Interest Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Interest income	36,034	33,284	41,423	8	(13)

Private sector securities	—	—	(38)	—	(100)
Public Sector securities	1,279	962	1,830	33	(30)
Loans and other financing	32,410	30,212	36,700	7	(12)
Financial sector	740	551	1,399	34	(47)
Non-financial private sector	31,670	29,661	35,301	7	(10)
Overdrafts	2,701	2,118	4,045	28	(33)
Promissory notes	12,414	12,300	10,129	1	23
Mortgages	3,316	2,830	5,379	17	(38)
Pledge loans	682	351	214	94	219
Personal loans	3,921	3,996	4,054	(2)	(3)
Credit-card loans	7,136	6,294	9,498	13	(25)
Financial leases	95	99	194	(4)	(51)
Pre-financing and financing of exports	680	817	1,658	(17)	(59)
Other	725	856	130	(15)	458
Repurchase agreement transactions	2,345	2,110	2,931	11	(20)

Interest expenses	(23,673)	(22,023)	(24,296)	7	(3)

Deposits from the non-financial private sector	(22,587)	(21,284)	(21,261)	6	6
Saving accounts	(5,753)	(3,317)	(1,568)	73	267
Time deposits and term investments	(16,638)	(16,397)	(19,434)	1	(14)
Other	(196)	(1,570)	(259)	(88)	(24)
Financing from financial institutions	(123)	(148)	(467)	(17)	(74)
Repurchase agreement transactions	(20)	(11)	(206)	82	(90)
Other interest-bearing liabilities	163	(387)	(457)	(142)	(136)
Notes	(1,106)	(193)	(1,905)	473	(42)

Net interest income	12,361	11,261	17,127	10	(28)

Net interest income for the Quarter amounted to Ps.12,361 million, representing a Ps.4,766 million (28%) decrease as compared to the Ps.17,127 million profit recorded from the same quarter of the 2019 fiscal year.

Interest income for the Quarter reached Ps.36,034 million, down 13% from the Ps.41,423 million recorded in the same quarter of the 2019 fiscal year. This decrease was primarily a consequence of lower interests realized on credit-card loans and financing (Ps.2,362 million or 25%), on mortgages (Ps.2,063 million or 38%) and on overdrafts (Ps.1,344 million or 33%), which was offset by higher interests realized on promissory notes (Ps.2,285 million or 23%).

Interest expenses amounted to Ps.23,673 million, down 3% from the same quarter of the 2019 fiscal year, mainly due to lower interests realized on time deposits and term investments (Ps.2,796 million or 14%), which was offset by higher interests on saving accounts (Ps.4,185 million or 267%).

Yield and Rates(1)		2020			2019		Variation (%/bp)
Average balances: in millions of pesos	4Q		3Q		4Q		vs 3Q20		vs 4Q19
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	580,480	34.03	630,624	31.81	402,298	49.31	(8)	222	44	(1,528)

Government securities	174,629	31.48	213,069	34.05	91,531	53.67	(18)	(257)	91	(2,219)
Loans	369,003	33.61	367,338	31.66	277,721	48.99	—	195	33	(1,538)
Other interest-earning assets	36,848	50.33	50,217	23.34	33,046	39.96	(27)	2,699	12	1,037

In foreign currency	60,191	8.93	64,562	5.63	152,039	4.56	(7)	330	(60)	437

Government securities	5,009	27.87	210	(466.67)	18,236	(15.25)	2,285	49,454	(73)	4,312
Loans	53,520	7.20	62,394	7.23	131,407	7.24	(14)	(3)	(59)	(4)
Other interest-earning assets	1,662	7.70	1,958	5.11	2,396	7.84	(15)	259	(31)	(14)

Interest-earning assets	640,671	31.67	695,186	29.37	554,337	37.04	(8)	230	16	(537)

In pesos	370,725	24.54	414,155	20.42	245,431	37.53	(10)	412	51	(1,299)

Saving accounts	151,594	13.57	180,473	9.21	73,041	9.76	(16)	436	108	381
Time deposits	214,820	32.00	229,128	29.33	155,789	49.45	(6)	267	38	(1,745)
Debt securities	2,318	48.14	1,826	8.54	11,617	45.06	27	3,960	(80)	308
Other interest-bearing liabilities	1,993	27.09	2,728	22.14	4,984	54.42	(27)	495	(60)	(2,733)

In foreign currency	150,470	1.98	178,679	1.49	212,803	2.33	(16)	49	(29)	(35)

Saving accounts	81,441	—	102,568	—	121,918	(0.00)	(21)	—	(33)	—
Time deposits	31,930	1.08	37,443	1.41	32,228	2.42	(15)	(33)	(1)	(134)
Debt securities	28,446	7.92	29,300	5.72	29,312	8.07	(3)	220	(3)	(15)
Other interest-bearing liabilities	8,653	4.48	9,368	4.87	29,345	6.16	(8)	(39)	(71)	(168)

Interest-bearing liabilities	521,195	18.03	592,834	14.71	458,234	21.18	(12)	332	14	(315)

(1)	Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.640,671 million, increasing Ps.86,334 million (16%) as compared to the figure recorded for the fourth quarter of the previous fiscal year primarily as a consequence of the Ps.91,282 million (33%) increase in the average peso-denominated loan portfolio and the increase of Ps.83,098 million (91%) in the average portfolio of peso-denominated government securities. The foregoing increases were partially offset by a decrease in the average volume of dollar-denominated loans, for Ps.77,887 million (59%), and in dollar-denominated government securities, for Ps.13,227 million (73%).

Average interest-bearing liabilities reached Ps.521,195 million, increasing Ps.62,961 million during the same period primarily due to an increase in the average balance of peso-denominated saving accounts, for Ps.78,553 million (108%), and time deposits, for Ps.59,031 million (38%), offset by a decrease in dollar-denominated saving accounts, for Ps.40,477 million (33%).

The average yield on interest-earning assets for the Quarter was 31.67%, representing a 537 bp decrease as compared to the figure recorded for the same quarter of the prior fiscal year mainly due to a decrease of 2,219 bp in the average yield on peso-denominated government securities and of 1,538 bp in peso-denominated loans. Likewise, the average cost of interest-bearing liabilities was 18.03%, representing a 315 bp decrease as compared to the figure recorded in the fourth quarter of the prior fiscal year mainly due to a 2,733 bp decrease in the average interest rate on other interest-bearing liabilities in pesos and a 1,745 bp decrease in the interest rate on peso-denominated time deposits.

Net Fee Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Credit cards	3,206	3,313	3,100	(3)	3
Deposit accounts	1,041	1,127	1,347	(8)	(23)
Insurance	358	351	308	2	16
Financial fees	12	47	74	(74)	(84)
Credit-related fees	48	177	37	(73)	30
Foreign trade	556	558	485	—	15
Collections	463	454	431	2	7
Utility-Bills collection services	619	563	648	10	(4)
Mutual Funds	98	126	280	(22)	(65)
Other	459	520	409	(12)	12

Total fee income	6,860	7,236	7,119	(5)	(4)

Total expenditures	(1,966)	(1,681)	(1,916)	17	3

Net fee income	4,894	5,555	5,203	(12)	(6)

Net fee income amounted to Ps.4,894 million, down 6% from the Ps.5,203 million recorded in the fourth quarter of the previous fiscal year mainly due to lower fees on deposit accounts (Ps.306 million or 23%).

Net Income from Financial Instruments	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Government securities	13,491	16,737	9,914	(19)	36
Argentine Central Bank	11,478	14,581	10,819	(21)	6
Other	2,013	2,156	(905)	(7)	322
Private sector securities	1,689	156	469	983	260
Derivative financial instruments	601	445	332	35	81
Forward transactions	585	444	346	32	69
Interest-rate swaps	16	1	(14)	1,500	214
Results from other financial assets/liabilities	—	—	(2)	—	(100)

Net income from financial instruments	15,781	17,338	10,713	(9)	47

Net income from financial instruments for the Quarter amounted to Ps.15,781 million, up Ps.5,068 million from the Ps.10,713 million recorded in the same quarter of the 2019 fiscal year primarily as a consequence of a Ps.2,918 million (322%) increase in results from other government securities and of Ps.1,220 million (260%) increase from private sector securities. Results from private sector securities include Ps.1,387 million realized from the valuation of Prisma Medios de Pago SA.

Results from asset disposals equated to a Ps.724 million loss, down 443% from the Ps.212 million recorded in the same quarter of the previous fiscal year mainly due to the collection upon maturity of Bonos del Tesoro Nacional (Bonds from the Argentine National Treasury or “Botes”).

During the Quarter a Ps.1,524 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.4,706 million profit recorded from the same quarter of the 2019 fiscal year. This result includes a Ps.933 million gain from foreign-currency trading.

Other Operating Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Other financial income(1)(2)	(182)	112	(24)	263	658
Fees from bundles of products(1)	1,352	1,531	1,384	(12)	(2)
Rental of safe deposit boxes(1)	284	319	261	(11)	9
Other fee income(1)	250	195	270	28	(7)
Other adjustments and interest on miscellaneous receivables	1,349	1,352	438	—	208
Other	631	293	385	115	64

Total other operating income	3,684	3,802	2,714	(3)	36

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating income for the Quarter reached Ps.3,684 million, increasing Ps.970 million (2%) from the Ps.3,589 million profit recorded in the fourth quarter of the 2019 fiscal year mainly as a consequence of a Ps.911 million (208%) increase in other adjustments and interest on miscellaneous receivables.

Provisions for loan losses for the Quarter amounted to Ps.11,496 million, Ps.5,984 million (109%) higher than the figure recorded in the same quarter of the prior fiscal year. During the Quarter, provision for possible losses as a consequence of COVID (included in other operating expenses) was included in the expected credit-loss model.

Personnel expenses amounted to Ps.5,075 million, decreasing 26% from the same quarter of the 2019 fiscal year mainly due to a 6% decrease in staff and lower charges for severance payments.

Administrative Expenses	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Fees and compensations for services	(101)	486	976	(121)	(110)
Fees to directors and syndics	9	14	12	(36)	(25)
Publicity, promotion, and research expenses	308	218	303	41	2
Taxes	1,237	885	1,095	40	13
Maintenance and repairment of goods and IT	1,161	1,198	2,855	(3)	(59)
Electricity and communications	343	414	417	(17)	(18)
Stationery and office supplies	53	37	106	43	(50)
Hired administrative services	814	731	855	11	(5)
Security	161	176	138	(9)	17
Insurance	53	56	34	(5)	56
Other	879	872	1,072	1	(18)

Total administrative expenses	4,917	5,087	7,863	(3)	(37)

Administrative expenses for the Quarter totaled Ps.4,917 million, down 37% as compared to the fourth quarter of the 2019 fiscal year primarily as a consequence of a Ps.1,694 million (59%) decrease in maintenance and repairment of goods and IT and Ps.1,077 million (110%) lower fees and compensation realized for services due to the reimbursement of expenses.

Depreciation and devaluation of assets amounted to Ps 1,746 million, up 32% from the fourth quarter of the 2019 fiscal year. This loss includes Ps.192 million from financial leases.

Other Operating Expenses	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Contribution to the Deposit Insurance Fund(1)(2)	285l	289	259	(1)	10
Other financial expenses(1)(2)	(27)	(6)	525	350	(105)
Turnover tax	2,364	3,335	3,761	(29)	(37)
On financial income(1)(2)	1,469	2,292	2,606	(36)	(44)
On fees(1)	790	921	1,019	(14)	(22)
On other items	105	122	136	(14)	(23)
Other fee-related expenses(1)	1,503	1,386	1,930	8	(22)
Other provisions	(5,505)	1,371	7	(502)	(78,743)
Claims	118	105	157	12	(25)
Other	263	180	306	46	(14)

Total other operating expenses	(999)	6,660	6,945	(115)	(114)

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses for the Quarter reached Ps.999 million, representing a Ps.7,944 million (114%) decrease as compared to the $6,945 million figure recorded in the fourth quarter of the previous fiscal year. This decrease was a consequence of the incorporation of certain provisions for COVID in connection with the expected credit-loss model.

The income tax charge for the Quarter was Ps.3,447 million, Ps.220 million lower than the figure recorded in the fourth quarter of the 2019 fiscal year.

Other comprehensive income for the Quarter amounted to Ps.152 million, as compared to a Ps.1,204 million gain recorded during the same period of the 2019 fiscal year.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Assets
Cash and due from banks	172,309	156,760	175,815	10	(2)
Debt securities	155,892	202,708	89,442	(23)	74
Net loans and other financing	443,326	443,548	426,496	—	4
Other financial assets	112,339	98,909	91,705	14	23
Equity investments in subsidiaries, associates, and joint businesses	480	441	421	9	14
Property, bank premises, equipment	38,190	38,769	39,565	(1)	(3)
Intangible assets	12,850	12,741	9,699	1	32
Other assets	12,144	6,195	7,223	96	68
Assets available for sale	29	57	53	(49)	(45)

Total assets	947,559	960,128	840,419	(1)	13

Liabilities
Deposits	678,103	686,277	541,621	(1)	25
Financing from financial entities	10,192	10,451	27,849	(2)	(63)
Other financial liabilities	40,946	41,911	54,776	(2)	(25)
Notes	7,904	10,451	25,742	(24)	(69)
Subordinated notes	21,654	21,374	21,101	1	3
Other liabilities	39,414	43,178	41,074	(9)	(4)

Total liabilities	798,213	813,642	712,163	(2)	12

Shareholders’ equity	149,346	146,486	128,256	2	16

Foreign currency assets and liabilities
Assets	214,127	211,356	273,487	1	(22)
Liabilities	215,001	213,962	271,244	—	(21)
Net forward purchases / (sales) of foreign currency (1)	374	(185)	33	(302)	1,033

Net global position in foreign currency	(500)	(2,791)	2,276	82	(122)

(1)	Recorded off-balance sheet.

LEVEL OF ACTIVITY

Financing to the Private Sector(1)	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
In pesos	422,133	404,015	317,218	4	33

Loans	380,045	360,039	270,627	6	40
UVA-adjusted loans	28,852	30,843	36,670	(6)	(21)
Financial leases	587	699	1,164	(16)	(50)
Debt securities	—	3	295	(100)	(100)
Other financing(2)	12,649	12,431	8,462	2	49

In foreign currency	65,485	91,816	158,273	(29)	(59)

Loans	50,562	60,053	125,343	(16)	(60)
Financial leases	1,389	1,512	2,071	(8)	(33)
Debt securities	—	22	392	(100)	(100)
Other financing(2)	13,534	30,229	30,467	(55)	(56)

Total financing to the private sector	487,618	495,831	475,491	(2)	3

(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of December 31, 2020, total financing to the private sector reached Ps.487,618 million, 3% higher than the figure recorded from the prior fiscal year and primarily as a consequence of a Ps.109,418 million (40%) increase of peso-denominated loans, offset by a Ps.74,781 million (60%) decrease of dollar-denominated loans.

Market Share(1)	2020		2019	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Total loans	12.95	12.69	11.52	26	143
Loans to the private sector	13.03	12.74	11.50	29	153

(1)	According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of December 31, 2020, was 13.03%, increasing 153 bp from December 31, 2019.

Breakdown of loans and other financing	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Financial entities	14,714	12,600	14,728	17	—

Loans	14,701	12,600	14,698	17	—
Other financing	13	—	30	—	(57)

Non-financial private sector and residents abroad	455,681	453,027	431,491	1	6

Loans	444,758	438,335	417,942	1	6
Overdrafts	31,300	21,128	22,545	48	39
Promissory notes	143,770	153,226	102,394	(6)	40
Mortgage loans	16,302	17,625	20,493	(8)	(20)
Pledge loans	11,587	11,094	4,369	4	165
Personal loans	32,543	35,160	36,166	(7)	(10)
Credit-card loans	151,058	136,458	129,698	11	16
Pre-financing and financing of exports	29,672	34,512	73,430	(14)	(60)
Other Loans	6,382	10,746	10,032	(41)	(36)
Accrued interest, adjustments and foreign currency quotation differences receivable	24,378	20,436	20,613	19	18
Documented interest	(2,234)	(2,050)	(1,798)	9	24
Financial leases	1,976	2,211	3,235	(11)	(39)
Other financing	8,947	12,481	10,314	(28)	(13)
Non-financial public sector	—	1	10	(100)	(100)

Total loans and other financing	470,395	465,628	446,229	1	5

Allowances	(27,069)	(22,080)	(19,733)	23	37

Loans	(26,543)	(21,780)	(19,440)	22	37
Financial leases	(35)	(43)	(60)	(19)	(42)
Other financing	(491)	(257)	(233)	91	111

Net loans and other financing	443,326	443,548	426,496	—	4

As of December 31, 2020, net loans and other financing after provisions amounted to Ps.443,326 million, increasing 4% from December 31, 2019 primarily due to a Ps.41,376 million (40%) increase in promissory notes and a Ps.21,360 million (16%) increase in credit card financing and loans, offset by a Ps.43,758 million (60%) decrease in pre-financing and financing of exports.

Loans by Type of Borrower	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Large corporations	96,420	95,355	115,616	1	(17)
Corporations	41,045	46,256	36,354	(11)	13
SMEs	30,887	30,818	22,549	—	37
Agribusiness	112,914	108,853	68,166	4	66
Individuals	171,944	166,365	171,617	3	—
Financial sector	14,701	12,600	14,698	17	—
Residents abroad	1,102	2,085	10,080	(47)	(89)
Other	2,738	821	1,713	233	60
IFRS adjustment	(12,292)	(12,217)	(8,143)	1	51

Total loans	459,459	450,936	432,650	2	6

Allowances	(26,543)	(21,780)	(19,440)	22	37

Net total loans	432,916	429,156	413,210	1	5

Loans by Sector of Activity	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Financial sector	14,701	12,600	14,698	17	—
Residents abroad	1,102	2,085	10,080	(47)	(89)
Services	50,089	48,159	37,978	4	32
Agriculture and livestock	102,003	101,180	65,081	1	57
Consumer	171,949	163,941	171,637	5	—
Retail and wholesale trade	46,258	38,337	31,450	21	47
Construction	4,294	5,336	6,126	(20)	(30)
Manufacturing industry	53,794	60,547	66,162	(11)	(19)
Other	27,561	30,968	37,581	(11)	(27)
IFRS adjustment	(12,292)	(12,217)	(8,143)	1	51

Total loans	459,459	450,936	432,650	2	6

Allowances	(26,543)	(21,780)	(19,440)	22	37

Net total loans	432,916	429,156	413,210	1	5

In the last twelve months, loans to the private sector increased primarily as a result of the growth in loans granted in the agribusiness segment (Ps.44,748 million or 66%) and to SMEs (Ps.8,338 million or 37%), offset by a decrease in loans granted to large corporations (Ps.19,196 million or 17%). By sector of activity, the higher levels of growth were recorded in the agriculture and livestock sector (Ps.36,922 million or 57%) and in the Retail and wholesale trade sector (Ps.14,808 million or 47%), while loans granted to the manufacturing industry sector decreased (Ps.12,368 million or 19%).

Net Exposure to the Argentine Public Sector(1)	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Government securities net position	177,615	233,069	110,137	(24)	61

Leliq	128,325	165,831	79,153	(23)	62
Botes	21,492	20,795	14,744	3	46
Other	27,798	46,443	16,240	(40)	71

Other receivables resulting from financial brokerage	60,885	40,358	41,028	51	48

Repurchase agreement transactions - BCRA	60,842	40,325	40,944	51	49
Loans and other financing	13	1	40	1,200	(68)
Trust certificates of participation and securities	30	32	44	(6)	(32)

Total exposure to the public sector	238,500	273,427	151,165	(13)	58

(1)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of December 31, 2020, the Bank’s exposure to the public sector amounted to Ps.238,500 million, representing a 58% increase during the last twelve months. Excluding exposure to the Argentine Central Bank (with respect to Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.49,333 million (5% of total assets), while as of December 31, 2019, it amounted to Ps.31,068 million (4% of total assets).

Deposits	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
In pesos	511,187	523,473	342,433	(2)	49

Current accounts	105,843	103,440	92,380	2	15
Saving accounts	182,972	168,767	80,995	8	126
Time deposits	208,937	238,261	158,860	(12)	32
UVA-adjusted time deposits	5,566	4,680	1,021	19	445
Other	1,980	2,261	2,310	(12)	(14)
Interests and adjustments	5,889	6,064	6,867	(3)	(14)

In foreign currency	166,916	162,804	199,188	3	(16)

Saving accounts	132,133	120,620	164,702	10	(20)
Time deposits	31,212	38,981	33,123	(20)	(6)
Other	3,478	3,040	1,276	14	173
Interests and adjustments	93	163	87	(43)	7

Total deposits	678,103	686,277	541,621	(1)	25

As of December 31, 2020, the Bank’s deposits amounted to Ps.678,103 million, representing a 25% increase during the last twelve months. This was a consequence of the Ps.168,754 million (49%) growth of peso-denominated deposits, with saving accounts up Ps.101,977 million (126%) and time deposits up Ps.50,077 million (32%), offset by a Ps.32,569 (20%) decrease of dollar-denominated saving accounts.

At the end of the Quarter, there were 6 million deposit accounts, 17% more than the figure recorded for the same period of the prior fiscal year.

Market Share(1)	2020		2019	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Total deposits	8.42	8.38	8.23	4	19
Private sector deposits	10.07	10.15	9.92	(8)	15

(1)	According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of December 31, 2020, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.07%, increasing 15 bp from the figure recorded for the same period of the prior fiscal year.

Financial Liabilities	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Financial entities	10,192	10,451	27,849	(2)	(63)
Financing from credit-card purchases	20,886	16,209	23,597	29	(11)
Notes	7,904	10,451	25,741	(24)	(69)
Subordinated notes	21,654	21,374	21,100	1	3
Creditors from purchases of foreign currency	506	399	2,237	27	(77)
Collections on account of third parties	11,602	13,587	15,977	(15)	(27)
Other financial liabilities	7,952	11,716	12,965	(32)	(39)

Total financial liabilities	80,696	84,187	129,468	(4)	(38)

Financial liabilities at the end of the Quarter amounted to Ps.80,696 million, Ps.48,770 million (38%) lower than the Ps.129,466 million recorded during the prior fiscal year. This decline was mainly due to decreases of Ps.17,837 million (69%) in notes and of Ps.17,657 million (63%) in financial liabilities with financial entities.

ASSET QUALITY

Financing Portfolio Quality	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Non-accrual portfolio(1)	6,210	10,901	17,704	(43)	(65)

With preferred guarantees	722	1,376	1,768	(48)	(59)
With other guarantees	748	1,561	1,645	(52)	(55)
Without guarantees	4,740	7,964	14,291	(40)	(67)

Total Allowances for loan losses(2)	31,140	32,869	19,547	(5)	59

Relevant ratios (%)				Variation ( bp)
Non-accrual portfolio to private-sector financing	1.27	2.20	4.15	(93)	(288)
Total allowances for loan losses to private-sector financing	6.39	6.63	4.58	(24)	181
Total allowances for loan losses to non-accrual portfolio	501.45	301.52	110.41	19,993	39,104
Non-accrual portfolio with guarantees to non-accrual portfolio	23.67	26.94	19.28	(327)	439
Cost of Risk(3)	4.81	4.92	7.36	(11)	(255)

(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2)	Includes allowances on unused balances of credit-cards and overdrafts in current accounts.
(3)	Includes provisions charged to income on unused balances of credit-cards and overdrafts in current accounts. Annualized.

The non-accrual portfolio (which includes certain items of other financial assets and guarantees granted) amounted to Ps.6,210 million as of December 31, 2020, representing 1.27% of private-sector financing and a 288 bp decrease as compared to the 4.15% recorded in the same quarter of the 2019 fiscal year. This decrease was mainly due to the flexibilization of the parameters in respect of the classification of debtors established by the Argentine Central Bank.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank’s coverage of the non-accrual portfolio with total allowances for loan losses reached 501.45%, compared to 110.41% from the same period of the prior fiscal year.

Loan Portfolio Quality	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Non-accrual loans(1)	6,084	11,120	19,147	(45)	(68)

With preferred guarantees	705	1,339	1,751	(47)	(60)
With other guarantees	701	1,528	1,804	(54)	(61)
Without guarantees	4,678	8,253	15,592	(43)	(70)

Allowance for loan losses	26,543	21,780	19,440	22	37

Relevant ratios (%)				Variation ( bp)
Non-accrual loans to private-sector loans	1.32	2.47	4.43	(115)	(311)
Allowance for loan losses to private-sector loans	5.78	4.83	4.49	95	129
Allowance for loan losses to non-accrual loans	436.28	195.86	101.53	24,042	33,475
Non-accrual loans with guarantees to non-accrual loans	23.11	25.78	18.57	(267)	454
Cost of risk(2)	11.58	5.57	4.65	601	693

(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2)	Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.6,084 million as of December 31, 2020, representing 1.32% of total loans to the private sector, decreasing 311 bp from the 4.43% ratio recorded for the prior fiscal year mainly due to the flexibilization of applicable debtor classification regulations.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 436.28% as of the end of the Quarter, as compared to 101.53% from the same period of the prior fiscal year.

Analysis of Loan Loss Experience	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	21,780	19,066	18,294	14	19

Provisions charged to income
Provisions charged to income	11,103	5,338	4,915	108	126
Charge offs	(3,217)	(763)	(1,349)	322	138
Other	—	—	81	—	(100)
Effect of inflation	(3,123)	(1,861)	(2,501)	68	25

Allowance for loan losses at the end of the Quarter	26,543	21,780	19,440	22	37

Charge to the income statement
Provisions charged to income(1)	(11,103)	(5,338)	(4,915)	108	126
Direct charge offs(1)	(128)	(210)	(196)	(39)	(35)
Bad debts recovered	306	159	82	92	273

Net charge to the income statement	(10,925)	(5,389)	(5,029)	103	117

(1)	Item included for calculating the cost of risk.

During the Quarter, Ps.3,217 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.128 million were made.

CAPITALIZATION AND LIQUIDITY

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations in force as of each period referenced.

Regulatory Capital	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Minimum capital required (A)	56,069	49,973	37,662	12	49
Allocated to credit risk	42,458	38,025	29,149	12	46
Allocated to market risk	1,419	973	905	46	57
Allocated to operational risk	12,192	10,975	7,608	11	60
Computable capital (B)	157,061	141,035	80,785	11	94
Tier I	129,584	116,222	61,392	11	111
Tier II	27,477	24,813	19,393	11	42

Excess over required capital (B) (A)	100,992	91,062	43,123	11	134

Risk weighted assets	685,407	610,815	459,900	12	49

				Variation ( bp)
Total capital ratio (%)	22.92	23.09	17.57	(17)	535
Tier I capital ratio (%)	18.91	19.03	13.35	(12)	556

As of December 31, 2020, the Bank’s computable capital amounted to Ps.157,061 million, Ps.100,992 million (180%) higher than the Ps.56,069 million minimum capital requirement. As of December 31, 2019, this excess amounted to Ps.43,123 million (115%).

The minimum capital requirement increased Ps.18,407 million as compared to December 31, 2019, mainly due to the expansion of the regulatory requirements on risk weighted assets. Computable capital increased Ps.76,276 million during the same period primarily as consequence of the results generated during the Fiscal Year and due to an increase resulting from the accounting for shareholders’ equity as a result of certain inflation adjustment. The total capital ratio was 22.92%, increasing 535 bp during the last twelve months.

Liquidity	2020		2019	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Cash and due from banks	172,309	156,760	175,815	10	(2)
Government securities	66,944	102,049	59,389	(34)	13
Call-money	7,181	5,559	1,499	29	379
Overnight placements in correspondent banks	1,100	2,083	10,072	(47)	(89)
Net repurchase agreement transactions	60,996	40,346	40,944	51	49
Escrow accounts	11,445	10,478	10,246	9	12
Other financial assets	88	92	—	(4)	—

Total liquid assets	320,063	317,367	297,965	1	7

Liquidity ratios				Variation ( bp)
Liquid assets as a percentage of transactional deposits	76.03	80.79	88.13	(476)	(1,210)
Liquid assets as a percentage of total deposits	47.20	46.24	55.01	96	(781)

As of December 31, 2020, the Bank’s liquid assets represented 76.03% of the Bank’s transactional deposits and 47.20% of its total deposits, as compared to 88.13% and 55.01%, respectively, as of December 31, 2019.

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales, consolidated line by line with its subsidiaries.

RESULTS FOR THE FISCAL YEAR

Income Statement
In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Net interest income	16,841	13,268	27
Net fee income	16,670	17,675	(6)
Net results from financial instruments	1,989	3,504	(43)
Gold and foreign currency quotation differences	370	166	(123)
Other operating income	3,475	4,924	(29)
Loan loss provisions	(3,884)	(6,896)	(44)
Net operating income	35,461	32,641	9

Personnel expenses	(8,080)	(7,544)	7

Administrative expenses	(8,678)	(8,249)	5
Depreciations and devaluations of assets	(1,868)	(1,559)	20
Other operating expenses	(7,523)	(6,631)	13
Operating income	9,312	8,658	8
Results from the net monetary position	(5,435)	(7,531)	(28)
Income tax	(1,728)	(228)	658

Net income	2,149	899	139

Profitability and Efficiency
Percentages, except otherwise noted	2020	2019	Variation ( bp)
Return(1) on average assets	2.49	0.97	152
Return(1) on average shareholders’ equity	8.72	4.10	462
Financial margin(1)(2)	21.62	16.21	541
Efficiency ratio (3)	69.75	71.98	(223)

(1)	Annualized.
(2)

Net interest income, plus net result from financial instruments, plus foreign currency quotation differences, plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income, plus the result from the net monetary position.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Net interest income	5,006	3,644	2,924	37	71
Net fee income	4,418	4,088	4,292	8	3
Net results from financial instruments	133	497	810	(73)	(84)
Gold and foreign currency quotation differences	61	14	168	336	(64)
Other operating income	856	825	1,021	4	(16)
Loan loss provisions	(441)	(577)	286	(24)	(254)

Net operating income	10,033	8,491	9,501	18	6

Personnel expenses	(2,425)	(1,932)	(1,962)	26	24
Administrative expenses	(2,136)	(2,351)	(2,127)	(9)	—
Depreciations and devaluations of assets	(515)	(464)	(429)	11	20
Other operating expenses	(2,466)	(1,683)	(1,700)	47	45

Operating income	2,491	2,061	3,283	21	(24)

Results from the net monetary position	(1,969)	(1,286)	(2,049)	53	(4)
Income tax	(370)	(380)	(45)	(3)	722

Net income	152	395	1,189	(62)	87

Profitability and Efficiency	2020		2019	Variation ( bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Return(1) on average assets	0.65	1.93	5.38	(128)	(473)
Return(1) on average shareholders’ equity	2.36	6.46	20.85	(410)	(1,849)
Financial margin(1)(2)	21.53	19.87	23.33	166	(180)
Efficiency ratio (3)	82.49	76.40	84.07	609	(158)

(1)	Annualized.
(2)

Net interest income, plus net result from financial instruments, plus foreign currency quotation differences, plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, Tarjetas Regionales recorded a Ps.152 million net income, Ps.1,037 million lower than the figure recorded during the same quarter of the 2019 fiscal year. This profit represented an annualized 0.65% return on average assets and a 2.36% return on average shareholders’ equity, as compared to 5.38% and 20.85%, respectively, recorded from the fourth quarter of the 2019 fiscal year.

Net operating income amounted to Ps.10,033 million, increasing 6% from the fourth quarter of the 2019 fiscal year as a consequence of a higher net interest income (71%) and lower loan loss provisions (61%).

SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation ( bp)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Assets
Cash and due from banks	2,189	1,601	5,619	37	(61)
Debt securities	92	581	—	(84)	—
Net loans and other financing	89,674	66,164	66,679	36	34
Other financial assets	1,466	5,336	7,998	(73)	(82)
Property, bank premises, equipment	4,859	4,659	4,637	4	5
Intangible assets	1,534	1,712	1,994	(10)	(23)
Other non-financial assets	4,386	4,508	3,844	(3)	14

Total assets	104,200	84,561	90,771	23	15

Liabilities
Financing from financial entities	5,795	576	4,000	906	45
Other financial liabilities	55,324	43,553	43,417	27	27
Notes	10,079	9,767	14,306	3	(30)
Other non-financial liabilities	7,438	6,137	5,867	21	27

Total liabilities	78,636	60,033	67,590	31	16

Shareholders’ equity	25,564	24,528	23,181	4	10

ASSET QUALITY

Loan Portfolio Quality	2020		2019	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Non-accrual loans(1)	1,646	4,638	7,976	(65)	(79)
Allowances for loan losses	5,017	8,096	8,378	(38)	(40)
Total allowances for loan losses(2)	6,145	9,042	9,052	(32)	(32)

Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	1.75	6.27	11.77	(452)	(1,002)
Allowance for loan losses to loans to the private sector	5.33	10.94	12.36	(561)	(703)
Allowance for loan losses to non-accrual loans	304.80	174.56	105.04	13,024	19,976
Cost of risk(3)	1.97	3.31	(1.52)	(134)	349
Total allowance for loan losses(2) to loans to the private sector	6.53	12.22	13.35	(569)	(682)
Total allowance for loan losses(2) to non-accrual loans	373.33	194.95	113.49	17,838	25,984
Cost of Risk(4)	2.79	3.76	(1.48)	(97)	427

(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2)	Includes allowances on unused credit card balances.
(3)	Annualized.
(4)	Includes allowances on unused credit card balances. Annualized.

As of December 31, 2020, taking into consideration the provisions for unused credit card balances, the coverage ratio amounted to 373.33%, as compared to 113.49% on the same date of the previous fiscal year.

Analysis of Loan Loss Experience	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Allowances for loan losses
At the beginning of the Quarter	8,096	9,378	10,403	(14)	(22)

Changes in the allowance for loan losses
Provisions charged to income	199	435	(378)	(54)	(153)
Reversals of allowances for loan losses	(790)	(576)	(746)	37	6
Charge offs(1)	(1,475)	(504)	(305)	193	384
Effect of inflation	(1,013)	(637)	(596)	59	70

Allowance for loan losses at the end of the Quarter	5,017	8,096	8,378	(38)	(40)

Charge to the income statement
Provisions charged to income(2)	(199)	(435)	378	(54)	(153)
Direct charge offs(2)	(234)	(142)	(121)	65	93
Bad debt recovered	120	114	74	5	62

Net charge to the income statement	(313)	(463)	331	(32)	(195)

(1)	Item included for calculating the cost of risk.

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE FISCAL YEAR

Income Statement
In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Net interest income	12	8	50
Net results from financial instruments	177	107	65
Gold and foreign currency quotation differences	35	24	46
Other operating income	2,144	1,579	36

Net operating income	2,368	1,718	38

Personnel and administrative expenses	(347)	(276)	26
Other operating expenses	(127)	(93)	37

Operating income	1,894	1,349	40

Results from the net monetary position	(198)	(108)	83
Income tax	(574)	(391)	47

Net income	1,122	850	32

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Net interest income	4	1	—	300	N/A
Net results from financial instruments	70	47	43	49	63
Gold and foreign currency quotation differences	11	8	3	38	267
Other operating income	565	722	193	(22)	193

Net operating income	650	778	239	(16)	172

Personnel and administrative expenses	(71)	(103)	(131)	(31)	(46)
Other operating expenses	(34)	(43)	(22)	(21)	55

Operating income	545	632	86	(14)	534

Results from the net monetary position	(90)	(53)	(56)	70	61
Income tax	(183)	(197)	(43)	(7)	326

Net income	272	382	(13)	(29)	2,192

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Fima Premium	148,693	153,241	93,647	-3	59
Fima Ahorro Pesos	7,252	10,566	3,627	(31)	100
Fima Ahorro Plus	12,707	15,502	3,719	(18)	242
Fima Capital Plus	16,651	12,940	154	29	10,712
Fima Renta en Pesos	1,098	1,756	316	(37)	247
Fima Renta Plus	740	1,370	198	(46)	274
Fima Abierto Pymes	759	745	795	2	(5)
Fima Acciones	590	661	547	(11)	8
Fima PB Acciones	633	764	941	(17)	(33)
Fima Mix I	2,047	1,668	78	23	2,524
Fima Renta Dolares I	—	1,934	2,803	(100)	(100)
Fima Renta Dolares II	—	550	918	(100)	(100)
Fima Renta Acciones Latinoamerica	72	56	157	29	(54)
Fima Renta Fija Internacional	1,170	1,628	3,394	(28)	(66)

Total Assets Under Management	192,412	203,381	111,294	(5)	73

SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Assets
Cash and due from banks	191	315	165	(39)	16
Loans and other financing	185	—	—	N/A	N/A
Other financial assets	1,005	1,004	415	—	142
Other non-financial assets	1	2	31	(50)	(97)

Total assets	1,382	1,321	611	5	126

Liabilities
Other non-financial liabilities	469	357	98	31	379

Total liabilities	469	357	98	31	379

Shareholders’ equity	913	964	513	(5)	78

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding, consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE FISCAL YEAR

Income Statement
In millions of pesos, except otherwise noted	2020	2019	Variation (%)
Earned premium	7,789	7,608	2
Incurred claims	(1,127)	(1,052)	7
Withdrawals	(17)	(19)	(11)
Life annuities	(14)	(16)	(13)
Acquisition and general expenses	(3,070)	(3,905)	(21)
Other income and expenses	(65)	(74)	(12)

Underwriting income	3,496	2,542	38

Net interest income	727	1,146	(37)
Net results from financial instruments	64	103	(38)
Gold and foreign currency quotation differences	(27)	(4)	575
Other operating income	505	609	(17)

Net operating income	4,765	4,396	8

Personnel expenses	(1,218)	(1,110)	10
Administrative expenses	(657)	(712)	(8)
Depreciations and devaluations of assets	(270)	(291)	(7)
Other operating expenses	(4)	—	N/A

Operating income	2,616	2,283	15

Results from the net monetary position	(673)	(1,012)	(33)
Income tax	(654)	(509)	28

Net income	1,289	762	69

Other comprehensive income(1)	10	(20)	(150)

Total comprehensive income	1,299	742	75

(1)	Net of income tax.

Profitability
Percentages, except otherwise noted	2020	2019	Variation (%)
Return on average assets(1)	19.90	11.17	873
Return on average shareholders’ equity(1)	41.38	24.03	1,735
Efficiency ratio(2)	72.91	83.17	(1,026)
Combined ratio(3)	82.59	94.34	(1,175)

(1)	Annualized.
(2)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, divided by earned premiums, plus incurred claims, plus withdrawals, plus life annuities, plus acquisition and general expenses, plus other income and expenses, plus net interest income, plus net results from financial instruments, plus gold and foreign currency quotation differences plus some items included in other operating income, plus the net result from the monetary position.

(3)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, plus incurred claims, plus other income and expenses, divided by earned premiums, plus withdrawals, plus life annuities.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Earned premium	2,033	2,010	1,798	1	13
Incurred claims	(394)	(283)	(290)	39	36
Withdrawals	(5)	(6)	(2)	(17)	150
Life annuities	(3)	(4)	(4)	(25)	(25)
Acquisition and general expenses	(821)	(780)	(865)	5	(5)
Other income and expenses	(20)	(1)	(37)	1,900	(46)

Underwriting income	790	936	600	(16)	32

Net interest income	130	156	316	(17)	(59)
Net results from financial instruments	42	(3)	22	1,500	91
Gold and foreign currency quotation differences	5	(1)	2	600	150
Other operating income	111	156	174	(29)	(36)

Net operating income	1,078	1,244	1,114	(13)	(3)

Personnel expenses	(395)	(275)	(331)	44	19
Administrative expenses	(187)	(186)	(241)	1	(22)
Depreciations and devaluations of assets	(72)	(66)	(104)	9	(31)
Other operating expenses	(4)	—	—	—	—

Operating income	420	717	438	(41)	(4)

Results from the net monetary position	(159)	(201)	(297)	(21)	(46)
Income tax	(213)	(169)	(82)	26	160

Net income	48	347	59	(86)	(19)

Other comprehensive income(1)	(21)	13	53	(262)	140

Total comprehensive income	27	360	112	(93)	(76)

(1)	Net of income tax.

Profitability	2020		2019	Variation ( bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Return on average assets(1)	2.93	20.26	3.70	(1,733)	(77)
Return on average shareholders’ equity(1)	7.29	38.65	7.87	(3,136)	(58)
Efficiency ratio(2)	84.95	71.73	94.16	1,322	(921)
Combined ratio(3)	93.28	79.50	104.26	1,378	(1,098)

(4)	Annualized.
(5)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, divided by earned premiums, plus incurred claims, plus withdrawals, plus life annuities, plus acquisition and general expenses, plus other income and expenses, plus net interest income, plus net results from financial instruments, plus gold and foreign currency quotation differences, plus some items included in other operating income, plus the net result from the monetary position.

(6)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, plus incurred claims, plus other income and expenses, divided by earned premiums, plus withdrawals, plus life annuities.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q20	vs 4Q19
Assets
Cash and due from banks	40	294	103	(86)	(61)
Debt securities	—	—	50	—	(100)
Net loans and other financing	473	557	358	(15)	32
Other financial assets	2,434	2,346	2,783	4	(13)
Property, bank premises, equipment	647	598	621	8	4
Intangible assets	73	100	140	(27)	(48)
Assets for insurance contracts	1,886	1,723	1,609	9	17
Other non-financial assets	364	790	417	(54)	(13)

Total assets	5,917	6,408	6,081	(8)	(3)

Liabilities
Financial entities	—	—	4	—	(100)
Liabilities for insurance contracts	2,061	1,983	2,005	4	3
Other non-financial liabilities	1,268	1,864	1,348	(32)	6

Total liabilities	3,329	3,847	3,357	(13)	(1)

Shareholders’ equity	2,588	2,561	2,724	1	(5)

RELEVANT INFORMATION

TARJETAS REGIONALES

In connection with the spin-off merger of the minority stake in Tarjetas Regionales that was previously not owned by GFG, on December 15, 2020, GFG entered into a definitive spin-off merger agreement with certain other companies that collectively owned 17% of the outstanding equity interests of Tarjetas Regionales to acquire such interests. As a consequence, from September 1, 2020, 100% of the results of Tarjetas Regionales are attributed to Grupo Financiero Galicia.

NOTES

On December 18, 2020, Tarjeta Naranja issued certain class XLV Notes in the amount of Ps.3,057 million, which accrue interest at a rate of Badlar + 5% and have a term of 12 months.

GALICIA ADMINISTRADORA DE FONDOS

During December, the Comisión Nacional de Valores (the Argentine National Securities Commission) approved the liquidation of the dollar-denominated funds, Fima Renta Dolares I and Fima Renta Dolares II.

COVID-19

During the Fiscal Year, Grupo Financiero Galicia and its subsidiaries have continued and adapted their operations under the challenging circumstances resulting from the spread of the Coronavirus (COVID-19). This pandemic has generated various consequences impacting businesses and economic activities globally. As of mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures designed to reduce contagion and provide for preventive and mandatory social isolation or distancing (with variations of such restrictions dependent on the region of the country). As of the date of this report, commercial activities are being gradually being normalized in compliance with applicable protocols established by the Argentine government.

Additionally, the Argentine Central Bank and other regulatory agencies have established certain additional regulations with objectives linked to providing assistance to sectors whose activity was affected by the pandemic and to the health care of the community in general.

The final scope of the COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered limited impacts on their results due to the pandemic, the impact of a lower level of activity and a higher unemployment could be significant in the future.

The Board of Directors of GFG continues to analyze the situation as it evolves and is prepared to take all measures within its power to guarantee business continuity and preserve the health and safety of GFG’s employees, customers and other stakeholders.

REGULATORY CHANGES

In connection with the foregoing, the Argentine Central Bank has established certain regulations and protocols, of which the following stand out: (i) attention to customers by prior request of an appointment; (ii) the suspension of the collection of ATM fees; (iii ) the suspension, until June 30, 2021, of dividend distributions; (iv) financing of unpaid credit card balances at certain maximum interest rates; (v) a credit line for SMEs’ productive investment; (vi) the granting of financing to companies for the payment of salaries; (vii) a minimum interest rate on time deposits; (viii) the flexibilization of the parameters in respect of classification of debtors; and (ix) controls on the foreign exchange market.

Additionally, to promote the granting of financing to sectors affected by COVID-19, the Argentine Central Bank has implemented certain reductions on applicable reserve requirements.

OTHER COMPREHENSIVE INCOME

In accordance with Communique “A” 7211 of the Argentine Central Bank, starting in the 2021 fiscal year the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in “Other Comprehensive Income” (or OCI) must be recorded in the results for the applicable period / fiscal year. Consequently, unallocated results must be adjusted and recorded in the account “Adjustments to results from previous years” at the beginning of the 2021 fiscal year, in order to incorporate the accumulated monetary results of the aforementioned items as of such date, which will be recorded in OCI. Likewise, the comparative information for upcoming periods / fiscal years must consider this change in applicable exposure criteria.

Had this change been applied for the 2020 fiscal year, Grupo Financiero Galicia’s net result for the fiscal year would have amounted to Ps.26,016 million, and the total of Other Comprehensive Income for the year would reflected a Ps.348 million loss.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.